UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Goodrich Petroleum Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

382410843

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)
b.	☐ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410843

1.	Names of Reporting Persons Kevin Russell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of shares Beneficially Owned by Each Reporting person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 554,895
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 554,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,895 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 382410843

1.	Names of Reporting Persons Andrew Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of shares Beneficially Owned by Each Reporting person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 554,895
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 554,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,895 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 382410843

1.	Names of Reporting Persons UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of shares Beneficially Owned by Each Reporting person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 554,895
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 554,895

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,895 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2017 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

Ms. Fitzpatrick ceased to be a Reporting Person and the Chief Executive Officer of O’Connor prior to December 31, 2017. GLEA changed its name from O’Connor Global Multi-Strategy Alpha Master Limited to Nineteen77 Global Multi-Strategy Alpha Master Limited.

Item 4. Ownership.

(a) and (b):

As of the close of business on December 31, 2017, each of the Reporting Persons may have been deemed to have beneficial ownership of 554,895 shares of Common Stock, which consisted of (i) 30,652 shares of Common Stock held by GLEA, (ii) 6,278 shares of Common Stock held by GLEA XL, (iii) 207,500 shares of Common Stock issuable upon exercise of GLEA Warrant 1, (iv) 37,674 shares of Common Stock issuable upon exercise of GLEA Warrant 2, (v) 189,656 shares of Common Stock issuable upon conversion of the GLEA Note, (vi) 42,500 shares of Common Stock issuable upon exercise of GLEA XL Warrant 1, (vii) 1,776 shares of Common Stock issuable upon exercise of GLEA XL Warrant 2, and (viii) 38,859 shares of Common Stock issuable upon conversion of the GLEA XL Note, and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 5.0% of the Common Stock, based on (1) 10,538,513 shares of Common Stock outstanding as of November 8, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 8, 2017, plus (2) 207,500 shares of Common Stock issuable upon exercise of GLEA Warrant 1, (3) 37,674 shares of Common Stock issuable upon exercise of GLEA Warrant 2, (4) 189,656 shares of Common Stock issuable upon conversion of the GLEA Note, (5) 42,500 shares of Common Stock issuable upon exercise of GLEA XL Warrant 1, (6) 1,776 shares of Common Stock issuable upon exercise of GLEA XL Warrant 2, and (7) 38,859 shares of Common Stock issuable upon conversion of the GLEA XL Note.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote: 0 .

(2) Shared power to vote or to direct the vote: 554,895 .

(3) Sole power to dispose or to direct the disposition of 0 .

(4) Shared power to dispose or to direct the disposition of 554,895 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

/s/ Kevin Russell
Kevin Russell

/s/ Andrew Martin
Andrew Martin

UBS O’Connor LLC

By:	/s/ Nicholas Vagra
Name: Nicholas Vagra
Title: Manager, Chief Operating Officer

By:	/s/ Andrew Hollenbeck
Name: Andrew Hollenbeck
Title: General Counsel